UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 0-20800

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STERLING SAVINGS BANK

EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sterling Financial Corporation

111 North Wall Street

Spokane, WA 99201

REQUIRED INFORMATION

Item 4.	Financial statements and schedules for the Sterling Savings Bank Employee Savings and Investment Plan and Trust prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are contained in this annual report on Form 11-K.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Financial Statements, Supplemental Schedules and Exhibit

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative

  Committee of the Sterling Savings Bank

  Employee Savings and Investment Plan and Trust

Spokane, WA

We have audited the accompanying statements of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of and for the year ended December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Spokane, Washington
June 29, 2009

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value
Common stock of Sterling Financial Corporation	$13,192,551	$16,082,396
Money market and other cash equivalents	4,598,642	1,354,635
Mutual funds	37,537,894	56,751,789
Participant loans	1,122,557	1,173,944

Total Assets	56,451,644	75,362,764

Liabilities	0	0

Net assets available for benefits	$56,451,644	$75,362,764

See accompanying summary of accounting policies and notes to financial statements.	F-2

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

2008
Investment income (loss):
Interest	$104,842
Dividends	3,064,120
Net depreciation in fair value of investments	(27,736,185)

(24,567,223)
Contributions:
Participants	9,099,222
Rollovers from qualified plans	865,106
Employer	2,702,691

Total investment loss and contributions	(11,900,204)

Deductions to net assets attributed to:
Distributions to participants	6,870,430
Administrative expenses	141,117

Total deductions	7,011,547

Decrease in net assets available for benefits	(18,911,751)

Transfer of assets from merged plans	631

Net assets available for benefits:
Beginning of year	75,362,764

End of year	$56,451,644

See accompanying summary of accounting policies and notes to financial statements.	F-3

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Sterling Financial Corporation common stock and the mutual funds are valued at quoted market prices which represent the value of shares held by the Plan at year end.

Participant loans are stated at their outstanding balances, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options for participants to choose from in combinations of stocks, mutual funds and other investment securities including Sterling Financial Corporation common stock. These investment options are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. For risks and uncertainties regarding Sterling Financial Corporation, participants should refer to Sterling Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on March 6, 2009.

New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 was effective for the Plan as of January 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Plan.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

1. Description of Plan

The following description of the Sterling Savings Bank (“Sterling” or the “Employer”) Employee Savings and Investment Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan itself for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees who have attained the age of 18 are eligible to enroll on the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute from 1% to 75% of their compensation up to the statutory maximum through payroll deductions to the Plan. Employees who do not affirmatively specify their contribution election or their election to opt-out of the Plan will automatically contribute 3% of their compensation.

Participant contributions are entitled to a non-discretionary Employer matching contribution. The matching contribution formula provides that the Employer will contribute a match of 35% of the employee’s contribution not to exceed 10% of the participant’s eligible compensation. Additional amounts may be contributed at the option of Sterling as a discretionary profit sharing contribution. No discretionary profit sharing contributions were made in 2008 or 2007. All Employer contributions are initially invested in the common stock of Sterling Financial Corporation. For Employer contribution shares purchased before January 1, 2007, participants who have completed at least three years of service may diversify out of Sterling Financial Corporation common stock as follows: 66% in 2008 and 100% in 2009. For Employer contribution shares purchased after January 1, 2007, participants who have completed at least three years of service may diversify 100% of their holdings out of Sterling Financial Corporation common stock at any time.

Investment Options

Participant contributions are invested in separate investment options as designated by the individual participants. Participants may elect to reallocate the amounts invested in each investment on any business day.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution, an allocation of Sterling’s contribution and any Plan earnings, and is debited with any losses and expenses. Allocations of Sterling’s contribution and Plan earnings or losses and expenses are based on participant account balances, as defined in the Plan document. The participant’s benefit is the amount of any balance that has accumulated in his or her account.

Vesting

A participant is 100% vested in his or her voluntary contributions plus actual earnings thereon. Sterling’s contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

Forfeitures

Forfeitures resulting from the nonvested portions of participants’ accounts who terminate employment prior to being fully vested are generally used to reduce future matching contributions or to pay the administrative expenses of the Plan. At December 31, 2008 and 2007, forfeitures totaled $138,148 and $178,952, respectively. Forfeitures in the amount of $113,088 and $0 were used to pay administrative expenses of the Plan during the years ended December 31, 2008 and 2007, respectively. Forfeitures in the amount of $0 and $99,465 were used to offset Employer contributions during the years ended December 31, 2008 and 2007, respectively.

Payment of Benefits

Distributions are made upon termination, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 will be distributed in various optional forms of distribution. The Plan allows for automatic rollover of participant balances between $1,000 and $5,000 to an IRA, in the event the participant does not elect otherwise. During 2008, the Plan was amended to allow one hardship distribution per 12-month period, subject to a $500 minimum amount.

Participant Loans

A participant may borrow from his or her fund account up to a maximum of 50% of his or her vested account balance. However, only one participant loan can be outstanding at a time and participant loans can be no more than $50,000 minus the participant’s highest outstanding loan amount during the prior twelve months. The loans are secured by the vested balance in the participant’s account and bear interest at the Federal Reserve prime rate plus 1%, calculated at the end of each month and applied to all loans funded during the next month. In 2008, interest income credited was approximately $105,000, of which approximately $93,000 was related to interest income from participant loans. Principal and interest are paid ratably through regular payroll deductions over a period not to exceed five years, unless the loan is for the purchase of the participant’s primary residence. Participants pay a loan origination fee, as well as an annual loan maintenance fee.

Administrative Expenses

Each share of Sterling Financial Corporation common stock that is purchased by the Plan on the open market is subject to a fee of $0.029 per share, which is paid by the participants. Participants also pay various transaction related fees for member requested services. Sterling pays the trustee fee charged by Fidelity Investments, the investment consulting fee charged by the Multnomah Group, as well as all other fees, expenses and commissions.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

2. Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007.

	2008	2007
Common Stock of Sterling Financial Corporation	$13,192,551	$16,082,396
Fidelity Freedom 2020	5,322,566	8,475,619
Fidelity Freedom 2015	5,119,174	8,092,938
Fidelity Freedom 2025	4,696,597	7,529,850
Fidelity Retire Money Market	4,536,233	*
Fidelity Freedom 2010	3,803,034	5,648,684
Fidelity Freedom 2030	2,841,841	4,981,980
Fidelity Freedom 2035	*	4,202,841

*	Less than 5% of Net Assets

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2008
Mutual funds	$(21,383,918)
Common stock of Sterling Financial Corporation	(6,352,267)

Total	$(27,736,185)

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

Investments in the Plan are participant-directed, except that the Employer’s matching contributions are initially invested in Sterling Financial Corporation common stock. As described in Note 1 - Contributions, a participant who has been an Employee for at least three years may begin to reinvest the matching contribution into other investment options. Participants at their discretion may also direct investments to Sterling Financial Corporation common stock at any time. Information about the net assets in Sterling Financial Corporation common stock as of December 31, 2008 and 2007, and the change from 2008 to 2007 in non-participant directed investment balances are as follows:

	2008	2007
Net assets in Sterling Financial Corporation common stock:
Non-participant directed	$8,276,045	$10,546,435
Participant directed	4,916,506	5,535,961

Total	$13,192,551	$16,082,396

Changes in non-participant directed net assets in Sterling Financial Corporation common stock for the year ended December 31 2008 was as follows:

2008
Contributions	$2,702,787
Interest and dividends	322,835
Net depreciation	(4,630,862)
Benefits paid to participants	(563,093)
Administrative expenses	(115,830)
Transfers to participant-directed investments	13,773

Total	$(2,270,390)

3. Plan Termination

Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants’ accounts will become fully vested and non-forfeitable. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in accordance with the terms of the Plan.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

4. Fair Value Measurements

Effective January 1, 2008, the Plan adopted SFAS No. 157. The framework for defining and measuring fair value under SFAS No. 157 requires that one of three valuation methods be used to determine fair market value: the market approach, the income approach or the cost approach. To increase consistency and comparability in fair value measurements and related disclosures, the standard also creates a fair value hierarchy to prioritize the inputs to these valuation methods into the following three levels:

•

Level 1 inputs are a select class of observable inputs, based upon the quoted prices for identical instruments in active markets that are accessible as of the measurement date, and are to be used whenever available.

•

Level 2 inputs are other types of observable inputs, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; or other inputs that are observable or can be derived from or supported by observable market data. Level 2 inputs are to be used whenever Level 1 inputs are not available.

•

Level 3 inputs are significantly unobservable, reflecting the reporting entity’s own assumptions regarding what market participants would assume when pricing a financial instrument. Level 3 inputs are to only be used when Level 1 and Level 2 inputs are unavailable.

Assets and Liabilities Measured at Fair Value on a Recurring Basis. The following presents Plan’s financial instruments that are measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
	(Dollars in thousands)
Balance, December 31, 2008:

Common stock	$13,192,551	$13,192,551	$0	$0
Money market	4,598,642	4,598,642	0	0
Mutual funds	37,537,894	37,537,894	0	0
Participant loans	1,122,557	0	1,122,557	0

Total assets	$56,451,644	$55,329,087	$1,122,557	$0

Other liabilities	$0	$0	$0	$0

Mutual funds are valued at quoted market prices which represent the value of shares held by the Plan at year end. Money Market funds are a type of mutual fund that is valued using $1 for the Net Asset Value. Sterling Financial Corporation common stock is valued at its quoted market price. Participant loans are stated at their outstanding balances, which approximates fair value.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Notes to Financial Statements

5. Income Tax Status

The Internal Revenue Service ruled on October 9, 2003 that the Prototype Non-Standardized Safe Harbor Profit Sharing Plan (the prototype plan of Fidelity Management & Research Co. upon which the Plan is based) qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and the related trust is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

6. Parties-In-Interest

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, which is the trustee of the Plan. No transaction fees or commissions were paid, or are payable by the Plan through the Trust relating to these funds in 2008.

Certain Plan investments are shares in Sterling Financial Corporation common stock, as detailed in Note 2. Sterling Financial Corporation is the parent company of Sterling Savings Bank and therefore these transactions also qualify as party-in-interest transactions.

7. Merged Plans

On November 1, 2007, assets from the FirstBank Northwest 401(k) Profit Sharing Plan, and Golf Savings Bank 401(k) Plan were merged into the plan. On November 16, 2007, assets from the Northern Empire Bancshares 401(k) Profit Sharing Plan were merged into the plan. Assets increased by $23,086,895 as a result of the plan mergers.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Schedule of Assets (Held at End of Year) (Schedule H, Line 4i)

December 31, 2008

EIN: 91-1166044 Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	Cost	Current Value
	Money Market Accounts
*	Fidelity Retire Money Market	Money Market, 4,536,233 units	**	$4,536,233
*	Cash Equivalents	N/A	**	$62,409

	Common Stock
*	Sterling Financial Corporation	Common stock, 1,499,154 shares at $1	19,099,923	13,192,551
		par value
	Mutual Funds
*	Fidelity Freedom 2020	Mutual fund, 529,609 shares	**	5,322,566
*	Fidelity Freedom 2015	Mutual fund, 598,034 shares	**	5,119,174
*	Fidelity Freedom 2025	Mutual fund, 570,668 shares	**	4,696,597
*	Fidelity Freedom 2010	Mutual fund, 367,088 shares	**	3,803,034
*	Fidelity Freedom 2030	Mutual fund, 291,172 shares	**	2,841,841
*	Fidelity Freedom 2035	Mutual fund, 301,166 shares	**	2,418,359
	Dodge & Cox International Stock	Mutual fund, 97,154 shares	**	2,127,672
	American Fund Growth Fund	Mutual fund, 87,730 shares	**	1,782,673
*	Fidelity Freedom 2005	Mutual fund, 156,074 shares	**	1,309,459
*	Fidelity Freedom 2040	Mutual fund, 208,259 shares	**	1,164,166
*	Fidelity Freedom 2045	Mutual fund, 157,780 shares	**	1,038,191
	Baron Asset Fund	Mutual fund, 25,119 shares	**	895,002
	ABF Large Cap Val PA	Mutual fund, 65,533 shares	**	859,140
*	Fidelity Balanced	Mutual fund, 61,903 shares	**	812,172
	Vanguard Small Growth Index	Mutual fund, 66,407 shares	**	790,246
*	Fidelity Total Bond	Mutual fund, 80,103 shares	**	736,944
	Spartan US Equity Index	Mutual fund, 17,193 shares	**	548,460
	Vanguard Selected Value	Mutual fund, 34,441 shares	**	409,165
	Vanguard Small Value Index	Mutual fund, 32,154 shares	**	328,290
*	Fidelity Freedom 2050	Mutual fund, 44,392 shares	**	286,775
*	Fidelity Freedom Income	Mutual fund, 17,629 shares	**	168,536
*	Fidelity Freedom 2000	Mutual fund, 7,904 shares	**	79,432

				37,537,894

*	Participant Loans	Interest ranging from 4.25% to 9.25%
		maturing through November 2029.	**	1,122,557

	Total Investments			$56,451,644

*	Indicates party-in-interest to the Plan.
**	Indicates a participant or beneficiary directed account. The cost disclosure is not required.

Sterling Savings Bank

Employee Savings and Investment Plan and Trust

Signatures

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Savings Bank Employee Savings and Investment Plan and Trust

Date: June 29, 2009	/s/ Robert G. Butterfield
Robert G. Butterfield
Senior Vice President, Principal Accounting Officer and Controller

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm